UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Quantum Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

74765L 202

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765L 202	13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON High Capital Funding, LLC 13-3921591
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 890,475
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.95%
12	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G

Item 1.	(a).	Name of Issuer:

The Quantum Group, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

3420 Fairlane Farms Road, Suite C Wellington, FL 33414

Item 2.	(a)	Name of Person Filing:

High Capital Funding, LLC

	(b)	Address of Principal Business Office or, if None, Residence:

333 Sandy Springs Circle, Suite 230, Atlanta, GA 30328

	(c)	Citizenship:

High Capital Funding, LLC is organized pursuant to the laws of the State of Delaware

	(d)	Title of Class of Securities:

Common Stock, $.001 par value

	(e)	CUSIP Number:

74765L 202

Item 3.	Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 890,475 shares of common stock, which includes an aggregate of 70,114 shares of common stock underlying Class A and Class B Warrants.

(b) Such amount does not include an aggregate of 859,410 shares of common stock underlying Class A and Class B Warrants, which HCF has agreed not to exercise to the extent such exercise would cause HCF to beneficially own more than 9.95% of the common stock outstanding.

David A. Rapaport, Fred A. Brasch and Frank E. Hart jointly have voting and dispositive power over the securities held by HCF by virtue of their positions as officers of the Manager of HCF. The amount beneficially owned excludes 16,415 shares of common stock (including 8,584 shares of common stock underlying Class A and Class B warrants) owned by the spouse of Frank E. Hart, the President of the Manager of HCF.

(b) Percent of class:

9.95%

This amount is based solely on the number of shares of common stock outstanding, and does not include shares of common stock underlying Class A and Class B warrants to the extent that the exercise of such Class A or Class B Warrants would cause HCF to beneficially own more than 9.95% of the shares of common stock outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

890,475 shares of common stock

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2009
(Date)

High Capital Funding LLC
By:	Profit Concepts, Ltd., its Manager

By:	/s/ David A. Rapaport
Name:	David A. Rapaport
Title:	Executive Vice President &
General Counsel